Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Shinhan Financial Group Co., Ltd.:

Opinion

We have audited the separate financial statements of Shinhan Financial Group Co., Ltd. (“the Company”), which comprise the statements of financial position as of December 31, 2018 and 2017, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2018 and 2017, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2018.  These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to address at our report.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Assets
Due from banks at amortized cost	4, 5, 35	~~W~~	48,596	-
Due from banks	4, 5, 35		-	3
Financial assets at fair value through profit or loss	4, 6		1,927,150	-
Trading assets	4, 7		-	255,086
Loans at amortized cost	4, 8, 35		1,644,666	-
Loans	4, 9, 35		-	1,234,527
Property and equipment	10		2,484	1,669
Intangible assets	11		5,499	5,511
Investments in subsidiaries	12		25,775,432	25,733,159
Deferred tax assets	31		2,633	3,776
Other assets	4, 13, 35		707,772	406,052
Total assets		~~W~~	30,114,232	27,639,783

Liabilities
Borrowings	4, 14	~~W~~	125,000	5,000
Debt securities issued	4, 15		7,812,358	7,003,622
Liabilities for defined benefit obligations	16		3,402	2,748
Other liabilities	4, 17		523,404	436,335
Total liabilities			8,464,164	7,447,705

Equity	18
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,759	423,921
Capital surplus			9,494,842	9,494,842
Capital adjustments			(155,923)	(1,139)
Accumulated other comprehensive loss			(5,449)	(4,610)
Retained earnings			8,139,786	7,634,011
Total equity			21,650,068	20,192,078
Total liabilities and equity		~~W~~	30,114,232	27,639,783

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share data)	Note		2018	2017

Interest income	30,35
Financial assets at amortized cost		~~W~~	32,096	-
Loans and receivables			-	27,339
			32,096	27,339
Interest expense	35		(187,882)	(179,330)
Net interest expense	20		(155,786)	(151,991)

Fees and commission income	30, 35		49,763	46,720
Fees and commission expense			(354)	(185)
Net fees and commission income	21		49,409	46,535

Dividend income	22, 30, 35		1,407,674	930,112
Net gain on financial assets at fair value through profit or loss	25		23,439	-
Net trading income	26		-	4,697
Net foreign currency transaction loss			(4,108)	-
Provision for credit loss allowance	23, 35		(1,454)	-
Impairment losses on financial assets	24, 35		-	(153)
General and administrative expenses	27, 35		(82,742)	(73,780)

Operating income			1,236,432	755,420

Non-operating expense	29		(78)	(79)

Profit before income taxes			1,236,354	755,341

Income tax expense	31		1,471	614
Profit for the year			1,234,883	754,727

Other comprehensive income (loss) for the year, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability	18		(839)	291

Total comprehensive income for the year		~~W~~	1,234,044	755,018

Basic and diluted earnings per share in won	32	~~W~~	2,522	1,554

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive (income)loss	Retained earnings	Total equity
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	754,727	754,727
Other comprehensive loss		-	-	-	-	291	-	291
		-	-	-	-	291	754,727	755,018
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466
Change in capital adjustments		-	-	-	1,418	-	(1,418)	-
		-	(74,395)	-	279	-	(706,685)	(780,801)
Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,634,011	20,192,078

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,634,011	20,192,078
Adoption of K-IFRS 1109 (Note 37)		-	-	-	-	-	(23)	(23)
Balance at January 1, 2018		2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,633,988	20,192,055
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,234,883	1,234,883
Other comprehensive income		-	-	-	-	(839)	-	(839)
		-	-	-	-	(839)	1,234,883	1,234,044
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)
Change in capital adjustments		-	-	-	1,139	-	(1,139)	-
		-	1,107,838	-	(154,784)	-	(729,085)	223,969
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	1,236,354	755,341
Adjustments for:
Interest income	20		(32,096)	(27,339)
Interest expense	20		187,882	179,330
Dividend income	22		(1,407,674)	(930,112)
Net gain on financial assets at fair value through profit or loss	25		(7,452)	-
Net trading income	26		-	(855)
Provision for credit loss allowance(K-IFRS 1109)	8,23		1,454	-
Provision for credit losses	9,24		-	153
Employee costs			2,881	3,956
Depreciation and amortization	27		683	520
Net foreign currency translation loss			2,970	-
Non-operating income, net			(27)	(38)
			(1,251,379)	(774,385)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			(1,666,279)	-
Trading assets			-	(59,205)
Other assets			(2,440)	21
Liabilities for defined benefit obligations			(2,258)	(2,847)
Other liabilities			(212)	(4,308)
			(1,671,189)	(66,339)

Interest received			30,019	26,368
Interest paid			(183,945)	(176,010)
Dividend received			1,407,674	930,112
Income tax refund			-	100
Net cash provided by (used in) operating activities			(432,466)	695,187

Cash flows from investing activities
Lending of loans at amortized cost			(547,630)	-
Collection of loans at amortized cost			135,000	-
Lending of loans			-	(555,000)
Collection of loans			-	255,000
Acquisition of property and equipment			(1,341)	(1,214)
Acquisition of intangible assets			(50)	(36)
Disposal of intangible assets			-	132
Increase in other assets			(229,896)	(3,307)
Decrease in other assets			6	3,710
Acquisition of subsidiary investment assets			(42,273)	(30,000)
Net cash used in investing activities			(686,184)	(330,715)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Cash flows from financing activities
Issuance of hybrid bonds			1,107,838	224,466
Redemption of hybrid bonds			-	(300,000)
Issuance of debt securities			2,400,000	1,500,000
Repayments of debt securities issued			(1,590,000)	(1,080,000)
Debenture issuance costs paid			(3,862)	(2,412)
Increase in borrowing debts			125,000	5,000
Decrease in borrowing debts			(5,000)	(5,000)
Dividends paid			(714,705)	(706,565)
Acquisition of treasury stock			(151,993)	-

Net cash provided by (used in) financing activities			1,167,278	(364,511)

Net increase (decrease) in cash and cash equivalents			48,628	(39)

Cash and cash equivalents at beginning of year	34		-	39

Cash and cash equivalents at end of year	34	~~W~~	48,628	-

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.  The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ and the investments of the Company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value
•	Financial instruments through profit or loss are measured at fair value
•	Liabilities for cash-settled share-based payment arrangements are measured at fair value
•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2017 except for the followings.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2. Basis of preparation (continued)

(d) Use of estimates and judgments (continued)

Credit loss allowance

The Company recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’ The accuracy of such allowance is determined by techniques, assumptions and input variables used by the Company to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the loss allowance for expected credit losses as of December 31, 2018 are described in Note 4.

(e) Change in accounting policy

The Company has adopted the same accounting policies for the year ended December 31, 2018, except for the application of the first amendment standard, effective from January 1, 2018, as explained below.

a) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

The Company has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

The Company has applied a new standard retrospectively in accordance with K-IFRS No. 1115 and has no cumulative effect of initial application as of January 1, 2018. As permitted by the transition requirements of K-IFRS 1115, comparative periods have not been restated.

b) K-IFRS No. 1102, ‘Share-based Payment’

The Standard has been amended to clarify that measurement of cash-settled share-based payment transactions shall reflect both vesting conditions and non-vesting conditions with the same approach as equity-settled share-based payment transactions, and to clarify classification of share-based payment transactions with a net settlement feature for withholding tax obligations.

c) K-IFRS No. 1109, ‘Financial Instruments’

The Company has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018.  K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

2. Basis of preparation (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(e) Change in accounting policy (continued)

In principle, K-IFRS No. 1109 should be applied retrospectively. However, there are clauses exempting to restate the comparative information with respect to classification, measurement of financial instruments, and impairment. In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. As permitted by the transition requirements of K-IFRS 1109, comparative periods have not been restated.

The reconciliation of the carrying amount of financial assets and financial liabilities, the reconciliation of allowance for losses, and the impact on the equity item of K-IFRS 1109 is disclosed in Note 37.

(f) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 12, 2019, which will be submitted for approval to shareholder’s meeting on March 27, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except the changes in accounting policies described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements.  The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No.1027.  The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition.  Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments.  Generally equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets - Financial assets - policy applicable from January 1, 2018

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

② Financial asset at FVOCI

Financial assets held under a business model that achieves the objective through both receipt of contractual cash flows and sale of financial assets and whose contractual cash flows consist of only principal payments are measured at other comprehensive income at fair value. Other comprehensive income, except for impairment losses (reversals) and interest income and foreign exchange gains and losses, are recognized in other comprehensive income (loss) on the financial assets at fair value through profit or loss. When the Company derecognizes a financial asset, it reclassifies other recognized cumulative gain or loss through equity to profit or loss. Interest income on financial assets recognized under the effective interest method is included in interest income. Foreign exchange gains and losses are recognized in 'foreign exchange gains and losses' and impairment losses are presented as 'provision for credit losses'.

③ Financial asset at FVTPL

Measurement of amortization cost and other comprehensive income at fair value measurement that aren’t recognized as debt instruments are measured at fair value through profit or loss - fair value. Gains or losses that do not have a hedging relationship, fair value measurement of gains or losses on debt instruments are recognized in profit or loss and are presented in the statement of comprehensive income in the period in which they arise.

iv) Embedded derivatives

Financial assets, including embedded derivatives, are classified based on the overall contract and do not recognize embedded derivatives separately. When determining whether a contractual cash flow consists solely of principal and interest, the entire contract is considered.

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(d) Financial assets - policy applicable before January 1, 2018

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss.  Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(e) Derivative financial instruments - policy applicable from January 1, 2018

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(f) Derivative financial instruments - policy applicable before January 1, 2018

i) Hedge accounting

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(g) Impairment: Financial assets and contract assets - policy applicable from January 1, 2018

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

The Company determines future credit risk and reflects estimated future credit risk to the forward-looking information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, we calculate the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting forward-looking information to the measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(h) Impairment - policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a Company of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(k) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable Company of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

(l) Non-derivative financial liabilities - policy applicable from January 1, 2018

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(m) Non-derivative financial liabilities - policy applicable before January 1, 2018

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition.  These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period.  Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities.  The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition.  Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(n) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

(o) Capital stock

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(p) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, the change in the present value of the defined benefits obligation resulting from a plan amendment or curtailment, are recognized as an expense immediately.  The Company also recognizes a gain or loss on the settlement of a defined benefit plan when the settlement occurs.

iii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted.  The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations.  The calculation is performed using the projected unit credit method.  Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(q) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(r) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(s) Recognition of financial income and expense

The Company recognizes revenue by applying the following five-step revenue recognition model.

① Identifying the contract → ② Identifying the obligation to perform → ③ Estimating the transaction price → ④ Assigning the transaction price to the obligation to perform → ⑤ Recognizing the revenue

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(t) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(u) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(v) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning on or after January 1, 2018, and the Company has not early adopted them.

i) K-IFRS No.1116 “Lease”

K-IFRS No. 1116, "Leases", which was enacted on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, but may be applied early.

The Standard is based on current Korean IFRS 1017 "Leases", K-IFRS 2104, "Determining whether an arrangement contains a lease", K-IFRS No. 2015 "Operating lease: Incentive" It will replace Interpretation No. 2027, "Evaluating the substances of transactions involving the legal form of a lease".

At the date of commitment, the company determines whether the contract is a lease or whether the contract includes a lease, and identifies whether the contract includes a lease or a lease in accordance with this standard. The lessee and lessor must account for each lease element of the lease as a lease, separate from the non-lease element in an agreement that includes a lease or lease.

The lessee is required to recognize a liability asset that represents the right to use the underlying asset and a liability that represents the obligation to pay the lease payments. However, in the case of short-term lease and small asset lease, the lessee is not required to separate the non-lease component from the lease component in accordance with the simplified method, and can apply the method of accounting for each lease component and related non-lease component as one lease component.

The accounting treatment of lease provider is not significantly different from the accounting treatment of the current K-IFRS 1017.

< Accounting treatment as a lessee >

① Application method of K-IFRS 1116 "Lease"

The lessee recognizes the cumulative effect of applying the retrospective application (full retroactive method) to each past reporting period presented in accordance with K-IFRS No. 1008, "Accounting Policies, Changes in Accounting Estimates and Errors " (Cumulative Effect Batch Reconciliation Action).

The Company plans to apply CAS Statement No. 1116 for the first time by applying cumulative effect and cumulative temporary adjustment measures as of January 1, 2019. Accordingly, the cumulative effect of applying K-IFRS No. 1116 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

② Financial effect of K-IFRS No. 1116 "Lease"

We assessed the impact on the financial statements for the year 2019 based on the information and available information as of January 1, 2019, in order to assess the financial impact of the initial adoption of K-IFRS 1116.

The aggregate amount of the minimum lease payments prior to the present value discount of the assets currently used as operating leases is ₩ 2,328 million and the discount amount is ₩ 2,284 million at the incremental borrowing rate of the lessee. However, the Company will account for each lease element and associated non-lease element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease or lease.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3. Significant accounting policies (continued)

(v) New standards and interpretations not yet adopted (continued)

As a result of a detailed analysis of the effect on the financial statements, the Company expects the assets and liabilities to be pledged as of January 1, 2019 to increase by ₩ 2,301 million and ₩ 2,203 million, respectively.

< Accounting treatment as a lessor >

① Application method and financial impact of K-IFRS 1116 "Lease"

As a lessor, the Company has specifically assessed the effect of accounting for the identification of lease contracts, separation of lease components, etc. on the financial statements in accordance with K-IFRS No. 1116. There is no impact on finance lease payment receivables as of January 1, 2019.

If the Company is a medium-term lease contractor, it is classified as an operating lease before the initial application date. The lease is classified as operating lease or finance lease according to K-IFRS No. 1116. If the lease is classified as a finance lease, it is accounted for as a new finance lease at the date of initial application. As a result of assessing the specific financial impact based on the context and available information as of January 1, 2019, we have not been accounted for as a new finance lease. However, the financial impact assessment may change depending on additional information available in the future.

ii) Amendment of K-IFRS No.1109 “Financial instruments”

Financial assets that are redeemable with reimbursable financial assets are remeasured to be measured at amortized cost. When the financial liabilities measured at amortized cost are changed but not eliminated, the effect of the change should be recognized in profit or loss. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption.

iii) Amendment of K-IFRS No.1019 “Employee benefits”

If the change in the defined benefit plan results in the revision, reduction or settlement of the plan, the assumptions used in remeasurement of the net defined benefit obligation (asset) to estimate the current service cost and net interest for the remaining period of the period after the adjustments in the plan . In addition, the decrease in excess of the amount of unrecognized actuarial gain or loss is reflected in profit or loss as a part of past service cost or settlement profit or loss. The amendments are applied prospectively to the amendment, reduction, and settlement of systems that have occurred since the fiscal year beginning on or after January 1, 2019.

iv) Establishment of K-IFRS No.2123 “Uncertainty over income tax treatments”

The interpretation is applied to the recognition and measurement of deferred tax and deferred income tax if there is uncertainty about whether or not the tax treatment applied by the entity will be recognized by the taxing authority. Guidance on accounting units of uncertainty in taxation and circumstances requiring reevaluation Includes. The interpretation is effective from January 1, 2019, and it can choose between retroactively reclassifying comparative financial statements or reflect the effect of the change on the basis of the first year of adoption.

v) Annual amendments - K-IFRS No.1012 “Income taxes”

The provisions of paragraph 57A of K-IFRS 1012 (defining the timing and recognition of dividend tax effects) apply to all income tax effects of dividends and are recognized in profit or loss, other comprehensive income or capital. This amendment is effective for fiscal years beginning on or after January 1, 2019, but may be applied early.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company.  The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.  Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss.  The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company.  The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Financial risk management (continued)

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary.  The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses.

The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Financial risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Company reflects a period of expected credit loss measurement based on a contractual maturity. The Company takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Company conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2018 and 2017 are as follows:

			2018	2017
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	48,596	-
	Corporations		1,644,666	-
			1,693,262	-
Due from banks and loans(*1):	Banks		-	3
	Corporations		-	1,234,527
			-	1,234,530
Other financial assets at amortized cost(*1)(*2)			473,488	-
Other financial assets(*1)(*2)			-	405,431
		~~W~~	2,166,750	1,639,961

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprise accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of December 31, 2018 and 2017 are as follows:

		2018
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*1):
Banks	~~W~~	48,631	-	48,631	(35)	48,596
Corporations		1,646,335	-	1,646,335	(1,669)	1,644,666
		1,694,966	-	1,694,966	(1,704)	1,693,262
Other financial assets at amortized cost		473,832	-	473,832	(344)	473,488
	~~W~~	2,168,798	-	2,168,798	(2,048)	2,166,750

		2017
		Banks	Corporations	Total
Due from banks and loans not impaired nor overdue(*1)	~~W~~	3	1,235,000	1,235,003
Less: allowance		-	(473)	(473)
	~~W~~	3	1,234,527	1,234,530

(*1) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of December 31, 2018 and 2017 was classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables.  Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, the Company assesses its exposure to future interest risk fluctuations.  For interest rate gap analysis, the Company assumes and uses the following maturities for different assets and liabilities:

The results of interest rate gap analysis as of December 31, 2018 and 2017 are as follows:

		2018
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Loans at amortized cost	~~W~~	50,000	-	100,000	5,000	1,098,705	392,630	1,646,335
Interest-bearing liabilities:
Borrowings		-	-	120,000	5,000	-	-	125,000
Debt securities issued		100,000	200,000	100,000	740,000	5,750,000	930,000	7,820,000
		100,000	200,000	220,000	745,000	5,750,000	930,000	7,945,000

Sensitivity gap	~~W~~	(50,000)	(200,000)	(120,000)	(740,000)	(4,651,295)	(537,370)	(6,298,665)
Cumulative gap		(50,000)	(250,000)	(370,000)	(1,110,000)	(5,761,295)	(6,298,665)

		2017
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Loans	~~W~~	50,000	-	-	85,000	1,100,000	-	1,235,000
Interest-bearing liabilities:
Borrowings		-	-	-	5,000	-	-	5,000
Debt securities issued		100,000	200,000	200,000	1,090,000	4,590,000	830,000	7,010,000
		100,000	200,000	200,000	1,095,000	4,590,000	830,000	7,015,000

Sensitivity gap	~~W~~	(50,000)	(200,000)	(200,000)	(1,010,000)	(3,490,000)	(830,000)	(5,780,000)
Cumulative gap		(50,000)	(250,000)	(450,000)	(1,460,000)	(4,950,000)	(5,780,000)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

(d) Foreign exchange risk

Foreign exchange risk refers to the risk of loss that may arise from fluctuations in the fair value or future cash flow of foreign exchange risk exposure due to exchange rate fluctuations. Foreign exchange risk exposure can be understood as the difference between foreign currency denominated assets and liabilities (net position), and derivative financial instruments with exchange rate as underlying asset. Meanwhile, there are no items in the company's foreign currency assets and liabilities that apply hedge accounting.

The Company's foreign currency financial assets are exposed to exchange rate risk. Exchange rate risk is calculated and managed based on the required capital by the standard method.

As of December 31, 2018, the amount of exposure to foreign currency risk and changes in net assets are as follows, assuming the required capital amount by the standard method and all other variables are constant and assuming a 5% depreciation or stronger against the US dollar.

	2018
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount

Loans at amortized cost	USD	350,000,000	391,335	410,902	371,768
Financial asset - FVTPL	USD	150,322,163	168,075	176,479	159,671
Other assets	USD	1,577,901	1,764	1,852	1,676
Amount of financial statement exposure		501,900,064	561,174	589,233	533,115
Net capital effect				28,059	(28,059)
Required capital (standard method)					44,894

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of December 31, 2018 and 2017 are as follows:

		2018
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Cash and deposits at amortized cost	~~W~~	48,631	-	-	-	-	-	48,631
Loans at amortized cost		52,775	4,134	116,437	27,081	1,232,271	492,420	1,925,118
Financial asset - FVTPL		1,927,150	-	-	-	-	-	1,927,150
Other financial assets		653	37,099	370,012	-	47,420	13,810	468,994
		2,029,209	41,233	486,449	27,081	1,279,691	506,230	4,369,893
Liabilities:
Borrowings		-	-	120,000	5,000	-	-	125,000
Debt securities issued		123,078	224,167	144,725	825,893	6,148,270	1,008,198	8,474,331
Other financial liabilities		16,774	34,342	24,335	-	52,913	-	128,364
		139,852	258,509	289,060	830,893	6,201,183	1,008,198	8,727,695
	~~W~~	1,889,357	(217,276)	197,389	(803,812)	(4,921,492)	(501,968)	(4,357,802)

		2017
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Loans	~~W~~	52,829	4,130	6,561	97,400	1,161,028	-	1,321,948
Trading assets		255,086	-	-	-	-	-	255,086
Other financial assets		2,595	10,928	323,786	-	51,360	13,810	402,479
		310,510	15,058	330,347	97,400	1,212,388	13,810	1,979,513
Liabilities:
Borrowings		-	-	-	5,000	-	-	5,000
Debt securities issued		120,279	223,097	241,571	1,165,481	4,907,399	873,422	7,531,249
Other financial liabilities		12,256	17,102	18,334	-	57,577	-	105,269
		132,535	240,199	259,905	1,170,481	4,964,976	873,422	7,641,518
	~~W~~	177,975	(225,141)	70,442	(1,073,081)	(3,752,588)	(859,612)	(5,662,005)

(*) These amounts include cash flows of principal and interest on financial assets and liabilities. Restricted guarantee deposits on bank accounts in the amount of ~~W~~3 million were excluded.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

(f) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2018 and 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	~~W~~	-	1,927,150	-	1,927,150

		2017
		Level 1	Level 2	Level 3	Total
Trading assets	~~W~~	-	255,086	-	255,086

The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2018 and 2017 are as follows:

	Classification	Valuation techniques	Type	Inputs
2018	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate
2017	Trading assets	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

ii) The financial instruments measured at amortized cost

- The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Cash and due from banks

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.
Debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

- The carrying value and fair value of the financial instruments measured at amortized cost as of  December 31, 2018 and 2017 are as follows:

		2018		2017
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	48,596	48,596	-	-
Due from banks		-	-	3	3
Loans at amortized cost		1,644,666	1,644,739	-	-
Loans		-	-	1,234,527	1,203,918
Other financial assets		473,488	473,488	405,431	405,431
	~~W~~	2,166,750	2,166,823	1,639,961	1,609,352
Liabilities:
Borrowings	~~W~~	125,000	123,874	5,000	4,905
Debt securities issued in won		7,812,358	7,897,152	7,003,622	6,990,238
	~~W~~	7,937,358	8,021,026	7,008,622	6,995,143

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2018 and 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	48,596	48,596
Loans at amortized cost		-	-	1,644,739	1,644,739
Other financial assets		-	-	473,488	473,488
	~~W~~	-	-	2,166,823	2,166,823
Liabilities:
Borrowings	~~W~~	-	123,874	-	123,874
Debt securities issued in won		-	7,897,152	-	7,897,152
	~~W~~	-	8,021,026	-	8,021,026

		2017
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks	~~W~~	-	-	3	3
Loans		-	-	1,203,918	1,203,918
Other financial assets		-	-	405,431	405,431
	~~W~~	-	-	1,609,352	1,609,352
Liabilities:
Borrowings	~~W~~	-	4,905	-	4,905
Debt securities issued in won		-	6,990,238	-	6,990,238
	~~W~~	-	6,995,143	-	6,995,143

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

Information on valuation technique and inputs used as of December 31, 2018 and 2017 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	2018
	Valuation technique		Carrying value	Inputs
Assets:
Deposits at amortized cost	DCF(*)	~~W~~	48,596	Discount rate
Loan (corporate) at amortized cost	“		1,644,739	“
Other financial assets	“		473,488	“
		~~W~~	2,166,823
Liabilities:
Borrowings	“	~~W~~	123,874	“
Debt securities issued in won	“		7,897,152	“
		~~W~~	8,021,026

	2017
	Valuation technique		Carrying value	Inputs
Assets:
Deposits	DCF(*)	~~W~~	3	Discount rate
Loans (corporate)	“		1,203,918	“
Other financial assets	“		405,431	“
		~~W~~	1,609,352
Liabilities:
Borrowings	“	~~W~~	4,905	“
Debt securities issued in won	“		6,990,238	“
		~~W~~	6,995,143

(*) Discount cash flow

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2018 and 2017 are as follows:

		2018
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	48,596	-
Financial assets at fair value through profit or loss		1,927,150	-	-
Loans at amortized cost		-	1,644,666	-
Other financial assets at amortized cost		-	473,488	-
	~~W~~	1,927,150	2,166,750	-
Liabilities:
Borrowings	~~W~~	-	-	125,000
Debt securities issued		-	-	7,812,358
Other		-	-	153,931
	~~W~~	-	-	8,091,289

		2017
		Financial assets at fair value through profit or loss	Loans and receivable	Financial liabilities measured at amortized cost
		Trading assets
Assets:
Cash and due from banks	~~W~~	-	3	-
Trading assets		255,086	-	-
Loans		-	1,234,527	-
Other		-	405,431	-
	~~W~~	255,086	1,639,961	-
Liabilities:
Borrowings	~~W~~	-	-	5,000
Debt securities issued		-	-	7,003,622
Other		-	-	128,441
	~~W~~	-	-	7,137,063

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

(h) Comprehensive income by categories

Comprehensive income by categories of financial instruments for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Net profit or loss						Other comprehensive income
		Interest income /expense(*1)	Provision for credit losses	Other		Foreign currency	Total
Financial asset at FVTPL	~~W~~	-	-	23,439	- -	(6,483)	16,956	-
Financial assets measured at amortized cost		32,096	(1,454)			2,375	33,017	-
Financial liabilities measured at amortized cost	~~W~~	(187,882)	-			-	(187,882)	-

		2017
		Net profit or loss				Other comprehensive income
		Interest income /expense(*1)	Provision for credit losses	Other	Total
Trading assets	~~W~~	-	-	4,697	4,697	-
Loans		27,339	(153)	-	27,186	-
Financial liabilities measured at amortized cost	~~W~~	(179,330)	-	-	(179,330)	-

(*1) Calculated by using the effective interest method

(i) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio as "total liability divided by total equity subtracting regulatory reserve for credit loss', and calculates the dual leverage ratio as 'total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss', for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

5. Due from banks

(a) Due from banks as of December 31, 2018 and 2017 are as follows:

		2018	2017
Due from banks in won
Deposits measured at amortized cost	~~W~~	48,631	-
Other financial institution deposits		-	3

Less : allowance		(35)	-
	~~W~~	48,596	3

(b) Restricted guaranteed deposits on bank accounts as of December 31, 2018 and 2017 are as follows:

		2018	2017
Other financial institution deposits	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of December 31, 2018 are as follows:

		2018
Beneficiary certificates in won	~~W~~	1,759,075
Beneficiary certificates in foreign currency		168,075
	~~W~~	1,927,150

7. Trading assets

Trading assets as of December 31, 2017 are as follows:

2017
Beneficiary certificates in won	~~W~~	255,086

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

8. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2018 are as follows:

		2018
Loans (corporate)	~~W~~	1,646,335
Less: allowance		(1,669)
	~~W~~	1,644,666

(b) Changes in loans at amortized cost and other assets for the year ended December 31, 2018 are as follows:

		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,235,000	-	-	405,523	-	-	1,640,523
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		547,630	-	-	-	-	-	547,630
Collection		(135,000)	-	-	-	-	-	(135,000)
Other (*2)		(1,295)	-	-	116,940	-	-	115,645
Ending balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798

(*1) Include gross carrying value for due from banks at amortized cost and other assets.

(*2) Include the change in exchange rate, dividends receivables, consolidation tax receivables, accrued income, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the year ended December 31, 2018 are as follows:

		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	495	-	-	99	-	-	594
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided		1,174	-	-	280	-	-	1,454
Ending balance	~~W~~	1,669	-	-	379	-	-	2,048

(*1) Include allowance for due from banks and other assets.

9. Loans

(a) Loans as of December 31, 2017 comprise the following:

		2017
Corporate Loans	~~W~~	1,235,000
Less: allowance		(473)
	~~W~~	1,234,527

(b) Changes in allowance for credit losses for year ended December 31, 2017 are as follows:

		2017
		Loans	Others(*1)	Total
Beginning balance	~~W~~	336	73	409
Provision for credit losses		137	16	153
Ending balance	~~W~~	473	89	562

(*1) Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

10. Property and equipment

(a) Property and equipment as of December 31, 2018 and 2017 are as follows:

		2018
		Acquisition cost	Accumulated depreciation	Carrying value
Furniture and fixtures	~~W~~	4,265	(3,210)	1,055
Other tangible assets		6,144	(4,715)	1,429
	~~W~~	10,409	(7,925)	2,484

		2017
		Acquisition cost	Accumulated depreciation	Carrying value
Furniture and fixtures	~~W~~	3,727	(2,894)	833
Other tangible assets		5,273	(4,437)	836
	~~W~~	9,000	(7,331)	1,669

(b) Changes in property and equipment for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Furniture and fixtures	Other	Total
Beginning balance	~~W~~	833	836	1,669
Acquisition		538	871	1,409
Depreciation		(316)	(278)	(594)
Ending balance	~~W~~	1,055	1,429	2,484

		2017
		Furniture and fixtures	Other	Total
Beginning balance	~~W~~	672	205	877
Acquisition		433	788	1,221
Depreciation		(272)	(157)	(429)
Ending balance	~~W~~	833	836	1,669

11. Intangible assets

(a) Intangible assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Membership	~~W~~	5,341	5,314
Software		158	197
	~~W~~	5,499	5,511

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

11. Intangible assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Beginning balance	Acquisition	Disposal	Depreciation (*1)	Reversal of impairment losses(*2)	Ending Balance
Membership	~~W~~	5,314	-	-	-	27	5,341
Software		197	50	-	(89)	-	158
	~~W~~	5,511	50	-	(89)	27	5,499

		2017
		Beginning balance	Acquisition	Disposal	Depreciation (*1)	Reversal of impairment losses(*2)	Ending Balance
Membership	~~W~~	5,407	-	(138)	-	45	5,314
Software		252	36	-	(91)	-	197
	~~W~~	5,659	36	(138)	(91)	45	5,511

(*1) Amortization of intangible assets is classified as general administrative expenses.

(*2) Memberships are intangible assets that cannot be limited to specific periods for both golf and condominium memberships. As of the end of the current and previous year, the amounts recognized for impairment were reversed.

12. Investments in subsidiaries

Investments in subsidiaries as of December 31, 2018 and 2017 are as follows:

Investees	Location	Reporting date
Shinhan Bank.	Korea	December 31
Shinhan Card Co., Ltd.	〃	〃
Shinhan Investment Corp.	〃	〃
Shinhan Life Insurance Co., Ltd.	〃	〃
Shinhan Capital Co., Ltd.	〃	〃
Jeju Bank	〃	〃
Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃
Shinhan Alternative Investment Management Inc.	〃	〃
Shinhan Credit Information Co., Ltd.	〃	〃
SHC Management Co., Ltd.	〃	〃
Shinhan DS	〃	〃
Shinhan Savings Bank	〃	〃
Shinhan AITAS Co., Ltd.	〃	〃
Shinhan REITs Management Co., Ltd	〃	〃

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

12. Investments in subsidiaries (continued)

Investments in subsidiaries as of December 31, 2018 and 2017 are as follows (continued):

	2018			2017
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		2,341,420	100.0		2,341,420
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank(*1)	71.9		174,493	68.9		135,220
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan DS(*2)	100.0		13,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
		~~W~~	25,775,432		~~W~~	25,733,159

(*1) The Company participated in the capital increase of 7,854,600 shares(~~W~~5,000 per share).

(*2) Shinhan Data System changed its name into Shinhan DS for the year ended December 31, 2018 and the Company participated in the capital increase of ~~W~~3 billion.

13. Other assets

Other assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Guarantee deposits	~~W~~	13,810	13,810
Discount		(279)	(270)
Accounts receivable		455,184	388,669
Accrued income		5,117	3,310
Advance payments		232,792	198
Prepaid expenses		1,480	412
Sundry assets		12	12
		708,116	406,141
Less : allowance		(344)	(89)
	~~W~~	707,772	406,052

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

14. Borrowings

Details of borrowings as of December 31, 2018 and 2017 are as follows:

	2018			2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in won (commercial papers)	2.23 ~ 2.33	~~W~~	125,000	2.17	~~W~~	5,000

15. Debt securities issued

Debt securities issued as of December 31, 2018 and 2017 are as follows:

	2018			2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won	1.44 ~ 3.56	~~W~~	7,820,000	1.44 ~ 3.72	~~W~~	7,2010,000
Discount			(7,642)			(6,378)
		~~W~~	7,812,358		~~W~~	7,003,622

16. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Present value of defined benefit obligations	~~W~~	19,796	17,090
Fair value of plan assets		(16,394)	(14,342)
Recognized liabilities for defined benefit obligations	~~W~~	3,402	2,748

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

16. Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	17,090	(14,342)	2,748
Recognized in profit or loss
Current service costs		1,769	-	1,769
Interest expense (income)		621	(581)	40
		2,390	(581)	1,809
Recognized in other comprehensive income :
Remeasurements loss (gain) :
- Actuarial losses (gains) arising from :
Financial assumptions		991	-	991
Experience adjustment		(249)	-	(249)
- Return on plan assets
excluding interest income		-	416	416
		742	416	1,158
Other :
Benefits paid by the plan		(1,251)	1,153	(98)
Contributions paid into the plan		-	(3,040)	(3,040)
Succession		825	-	825
		(426)	(1,887)	(2,313)
Ending balance	~~W~~	19,796	(16,394)	3,402

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

16. Employee benefits (continued)

		2017
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	17,157	(12,999)	4,158
Recognized in profit or loss
Current service costs		1,889	-	1,889
Interest expense (income)		479	(370)	109
		2,368	(370)	1,998
Recognized in other comprehensive income :
Remeasurements loss (gain) :
- Actuarial losses (gains) arising from :
Financial assumptions		(1,136)	-	(1,136)
Experience adjustment		795	-	795
- Return on plan assets
excluding interest income		-	234	234
		(341)	234	(107)
Other :
Benefits paid by the plan		(6,043)	1,082	(4,961)
Contributions paid into the plan		-	(2,289)	(2,289)
Succession		3,949	-	3,949
		(2,094)	(1,207)	(3,301)
Ending balance	~~W~~	17,090	(14,342)	2,748

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c) The Company’s plan assets as of December 31, 2018 and 2017 are completely deposits.

(d) Actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	2018	2017	Description
Discount rate	3.10%	3.76%	AA0 corporate bond yields
Future salary increasing rate	2.33% + Upgrade rate	2.37% + Upgrade rate	Average for 5 years

(e) Sensitivity analysis

As of December 31, 2018 reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		The present value of defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(1,560)	1,763
Future salary increasing rate (1%p movement)		1,761	(1,587)

(f) As of December 31, 2018 and 2017, the weighted-average duration of the defined benefit obligation are 8.60 and 8.52 years, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

17. Other liabilities

Other liabilities as of December 31, 2018 and 2017 are as follows:

		2018	2017
Accounts payable	~~W~~	33,521	22,263
Accrued expenses		100,934	99,943
Income taxes payable		369,033	307,205
Dividends payable		19,476	6,236
Unearned income		104	99
Taxes withheld		336	589
	~~W~~	523,404	436,335

18. Equity

(a) Equity as of December 31, 2018 and 2017 are as follows:

		2018	2017
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bonds		1,531,759	423,921

Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73
		9,494,842	9,494,842

Capital adjustments(*1)		(155,923)	(1,139)

Accumulated other comprehensive loss		(5,449)	(4,610)
Retained earnings
Legal reserve(*2)		2,068,190	1,992,716
Regulatory reserve for loan losses		7,572	5,953
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,062,024	5,633,342
		8,139,786	7,634,011
	~~W~~	21,650,068	20,192,078

(*1) The Company acquired treasury stock through a treasury stock trust for the period ended December 31, 2018. When the Company acquires and holds treasury stock, the consideration paid or received is recognized directly in equity.

(*2) Legal reserve was restricted for the dividend to stockholders by law or legislation.  According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital.  The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

18. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2018 and 2017 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		2018	2017
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	-
April 13, 2018	〃	-	4.56		14,955	-
August 29, 2018	〃	-	4.15		398,679	-
August 13, 2018	USD	-	5.88		559,526	-
				~~W~~	1,531,759	423,921

The hybrid bonds above can be early terminated at par value after 5 years or 10 years from the issuance date, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(c) Capital adjustments

Changes in accumulated capital adjustments for the December 31, 2018 and 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	(1,139)	(1,418)
Appropriation of retained earnings(Loss on redemption of hybrid bonds)		1,139	1,418
Redemption of hybrid bonds		-	(1,139)
Acquisition of treasury stock		(155,923)	-
Ending balance	~~W~~	(155,923)	(1,139)

(d) Changes in accumulated other comprehensive loss for the December 31, 2018 and 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	(4,610)	(4,901)
Remeasurement of the defined benefit liabilities		(1,158)	107
Tax effect		319	184
Ending balance	~~W~~	(5,449)	(4,610)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

18. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses for the December 31, 2018 and 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	7,572	5,953
Adoption of K-IFRS 1109		(32)	-
Planned regulatory reserve for loan losses		1,188	1,619
Ending balance	~~W~~	8,728	7,572

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for December 31, 2018 and 2017 were as follows:

		2018	2017
Profit for the period	~~W~~	1,234,883	754,727
Provision for regulatory reserve for loan losses		(1,188)	(1,619)
Profit for the period adjusted for regulatory reserve	~~W~~	1,233,695	753,108
Basic and diluted earnings per share in won factoring in regulatory reserve(*1)	~~W~~	2,519	1,551

(*1) Dividends for hybrid bonds were deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

18. Equity (continued)

(f) Appropriation of retained earnings

Separate statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 are as follows:

		2018	2017
Date of appropriation:		March 27, 2019	March 22, 2018
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,867,521	4,896,292
Net effect on change due to accounting policy		(23)	-
Dividend on hybrid bonds		(40,357)	(17,678)
Net Income		1,234,883	754,727
		6,062,024	5,633,341

Reversal of regulatory reserve for loan losses		-	-
		6,062,024	5,633,341
Appropriation of retained earnings:
Legal reserve		123,488	75,473
Dividends
Dividends on common stocks paid		753,041	687,589
Voluntary reserve (loss compensation reserve)		1,156	1,619
Loss redemption of hybrid bonds		-	1,139
		877,685	765,820
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,184,339	4,867,521

(*) The amount of retained earnings is the amount after the change of accounting policy is reflected. (Note 37)

(f) Treasury stock

The acquisition of treasury stock as of the December 31, 2018 are as follows:

		Beginning balance	Acquisition	Disposal	Ending balance
The number of share		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

(*)The Company entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. for a total consideration of ~~W~~200,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

19. Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2018 and 2017 are as follows:

		2018(*1)	2017
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,600	1,450
Dividends (*2)	~~W~~	753,041	687,589
Dividend rate per share	%	32.0	29.0

(*1) The dividend is the amount of dividend that will be paid on March 27, 2019 and is not recognized as a distribution to the owners during the period.

(*2) Dividends on common stock excluding treasury stock.

(b) Dividends for hybrid bonds for the years ended December 31, 2018 and 2017 were calculated as follows:

		2018	2017
Amount of hybrid bond	~~W~~	1,538,150	425,000
Interest rate		3.77% ~ 5.88%	3.77%~4.38%
Dividend(*)	~~W~~	40,357	17,678

(*) The dividends of hybrid bonds that were early redeemed for the year ended December 31, 2017 are included.

20. Net interest expense

Net interest expense for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
InInterest income:
Cash and measurement of deposits at amortized cost	~~W~~	777	-
Due from banks		-	98
Loans at armortized cost		31,051	-
Loans		-	27,014
Others		268	227
		32,096	27,339
Interest expense:
Borrowings in won		(154)	(96)
Debt securities issued in won		(187,728)	(179,234)
		(187,882)	(179,330)
Net interest expense	~~W~~	(155,786)	(151,991)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

21.Net fees and commission income

Net fees and commission income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Fees and commission income:
Royalty	~~W~~	49,752	46,712
Other		11	8
		49,763	46,720
Fees and commission expense:
Other		(354)	(185)
Net fees and commission income	~~W~~	49,409	46,535

22. Dividend income

Dividend income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Dividends from subsidiaries	~~W~~	1,407,674	930,112

23. Provision for credit loss allowance (K-IFRS 1109)

Provision for credit loss allowance for the year ended December 31, 2018 are as follows:

2018
Provision of credit loss allowance	~~W~~	1,454

24. Impairment losses on financial assets

Impairment losses on financial assets for the year ended December 31, 2017 were as follows:

2017
Impairment losses on financial assets	~~W~~	153

25. Net gain on financial assets at fair value through profit or loss

Net gain on financial assets at fair value through profit or loss for the year ended December 31, 2018 are as follows:

			2018
Securities	Gain surplus	~~W~~	7,453
	Disposal gain		15,986
Total		~~W~~	23,439

26. Net trading income through profit or loss

Net trading income through profit or loss for the year ended December 31, 2017 are as follows:

			2017
Securities	Gain on valuation	~~W~~	855
	Gain on sale		3,842
Total		~~W~~	4,697

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

27. General and administrative expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Salaries:
Salary expenses and bonuses	~~W~~	30,471	29,163
Severance benefits		1,809	1,998
		32,280	31,161

Rent		2,574	1,953
Entertainment		1,688	1,472
Depreciation		594	429
Amortization		89	91
Taxes and dues		613	648
Advertising		28,398	23,477
Others		16,506	14,549
	~~W~~	82,742	73,780

28. Share-based payments

(a) Stock options granted as of December 31, 2018 are as follows:

	4th grant(*1)	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Contractual exercise period	August 30, 2018	August 21, 2019	August 19, 2020	May 17, 2021 /September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2018	2,500	2,500	58,764	45,628
Exercised	2,500	-	-	-
Balance at December 31, 2018	-	2,500	58,764	45,628

Fair value per share in won	~~-~~	~~W~~2,874	~~W~~397	~~W~~1,441 (Expiration of contractual exercise period : May 17, 2021) ~~W~~1,610 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The equity instruments granted are fully vested as of December 31, 2018.  The weighted average exercise price in won for 106,892 stock options outstanding at December 31, 2018 is ~~W~~51,841.

(*2) As of December 31, 2018, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

28. Share-based payments (continued)

(b) Performance shares granted as of December 31, 2018 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period	4 or 5 years

Estimated number of shares vested at December 31, 2018	397,464	1,336,188

Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, ~~W~~49,405 and ~~W~~40,580	~~W~~39,600

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

28. Share-based payments (continued)

(c) Share-based compensation costs

Share-based compensation costs for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(14)	(14)
5th		-	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922
	~~W~~	1,072	9,510	10,582

		2017
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
4th	~~W~~	67	413	480
5th		48	757	805
6th		26	159	185
7th		83	120	203
Performance share		1,782	15,717	17,499
	~~W~~	2,006	17,166	19,172

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

28. Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2018 and 2017 are as follows:

		2018
		Employees of (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Stock options granted:
4th	~~W~~	-	-	-
5th		-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

(*1) The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018.  For calculating, the quoted market price of ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees.  As of December 31, 2018, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~61,850 million.

		2017
		Employees of (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Stock options granted:
4th	~~W~~	-	54	54
5th		-	26	26
6th		26	159	185
7th		83	120	203
Performance share		8,286	62,769	71,055
	~~W~~	8,395	63,128	71,523

(*1) The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017.  For calculating, the quoted market price of ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees.  As of December 31, 2017, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~63,128 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

29. Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2018 and 2017 were as follows;

		2018	2017
Non-operating income:
Reversal of impairment of intangible assets	~~W~~	27	45
Other		382	491
		409	536
Non-operating expense:
Donations and contributions		(487)	(608)
Other		-	(7)
		(487)	(615)
	~~W~~	(78)	(79)

30. Operating revenue

Operating revenue for the years ended December 31, 2018 and 2017 were as follows.

		2018	2017
Dividend income	~~W~~	1,407,674	930,112
Fees and commission income		49,763	46,720
Interest income		32,096	27,339
Net gain on financial assets at fair value through profit or loss		23,439	-
Gains on financial assets held for trading		-	4,697
Gains on foreign currency transaction		6,225	-
	~~W~~	1,519,197	1,008,868

31. Income taxes

(a)	Income tax expense for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Current income tax benefit	~~W~~	-	(100)
Temporary differences		1,152	530
Income tax recognized in other comprehensive income		319	184
Income tax expense	~~W~~	1,471	614

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

31. Income taxes (continued)

(b)

Income tax expense calculated by applying statutory tax rates to the company’s taxable income differs from the actual income tax expense in the separate statements of comprehensive income for the years ended December 31, 2018 and 2017 for the following reasons:

		2018	2017
Profit before income taxes	~~W~~	1,236,354	755,341
Income taxes at statutory tax rates		339,997	182,792
Adjustment:
Non-taxable income		(350,512)	(196,726)
Non-deductible expense		581	492
Changes in deferred tax due to change in tax rate		-	(243)
Other		11,405	14,299
Income tax expense	~~W~~	1,471	614
Effective income tax rate	%	0.12	0.08

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Beginning balance	Net income effect	Other comprehensive income effect	Ending balance
Financial asset at FVTPL	~~W~~	(161)	(1,833)	-	(1,994)
Foreign currency private bond		-	815	-	815
Accumulated depreciation		(6)	-	-	(6)
Allowances(*)		139	321	-	460
Defined benefit obligation		4,700	340	204	5,244
Plan assets		(3,944)	(488)	115	(4,317)
Share-based payment		30	(23)	-	7
Accrued expenses		2,963	(124)	-	2,839
Accrued interest		-	(485)	-	(485)
Other		64	6	-	70
	~~W~~	3,785	(1,471)	319	2,633

(*) Income tax effect of ~~W~~ 9 million as a result of applying K-IFRS No. 1109 was directly reflected in the beginning balance and retained earnings(Note. 37).

		2017
		Beginning balance	Net income effect	Other comprehensive income effect	Ending balance
Trading assets	~~W~~	(117)	(44)	-	(161)
Accumulated depreciation		(5)	(1)	-	(6)
Allowances		82	48	-	130
Defined benefit obligation		3,971	635	94	4,700
Plan assets		(2,928)	(1,106)	90	(3,944)
Share-based payment		47	(17)	-	30
Accrued expenses		2,660	303	-	2,963
Other		597	(533)	-	64
	~~W~~	4,307	(715)	184	3,776

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won, except per share data)

31. Income taxes (continued)

(d) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2018 and 2017 are as follows:

		2018	2017
Tax loss carry forward(*)	~~W~~	99,449	99,449
Other accumulated temporary differences		52	19
	~~W~~	99,501	99,468

(*) The expectation on extinction of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets as of December 31, 2018 are as follows:

		1 year or less	1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	99,449	-	-	-

(e) There are no deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2018.

(f) The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2018 and 2017 are as follows:

		2018	2017
Deferred tax assets	~~W~~	9,435	7,887
Deferred tax liabilities		(6,802)	(4,111)

32. Earnings per share

(a) Basic and diluted earnings per share for December 31, 2018 and 2017 are as follows:

		2018	2017
Net profit for the year	~~W~~	1,234,883	754,727
Less:
Dividends to hybrid bond		40,357	17,678
Net profit available for common stock		1,194,526	737,049
Weighted average number of common shares outstanding		473,649,076	474,199,587
Basic and diluted earnings per share in won	~~W~~	2,522	1,554

(*) At the beginning of the year, the number of basic ordinary shares outstanding was 474,199,587 shares. As a result of the acquisition of treasury stock, the weighted average number of common shares outstanding for the year ended December 31, 2018 decreased. (Note 18)

(b) The Board of Directors' meeting on February 12, 2019, after the reporting period, approved an issue of a convertible preferred stock that could potentially dilute basic earnings per share in the future.(Note 36)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

33. commitments

The Company entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Company. In accordance with the agreement, The Company has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares of The Company.

34. Statement of cash flows

(a) Cash and cash equivalents as of December 31, 2018 and 2017 are as follows:

		2018	2017
Deposits with maturities of 3 months or less from the acquisition date	~~W~~	48,628	-

(b) Significant non-cash activities for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Share-based payments granted to the employees of subsidiaries	~~W~~	1,278	3,224
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		393,317	323,787
Payables related to acquisition of treasury stocks		3,931	-

(c) Changes in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

		Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	5,000	7,003,622	7,008,622
Changes from cash flows		120,000	806,138	926,138
Changes from non-cash flows:
Amortization of discount on debentures		-	2,598	2,598
Balance at December 31, 2018	~~W~~	125,000	7,812,358	7,937,358

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

35. Related party transactions

(a) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows

Related party	Account		2018	2017
Revenue:
Shinhan Bank	Interest income	~~W~~	268	228
〃	Fees and commission income		31,608	29,778
〃	Dividend income		540,000	480,000
Shinhan Card Co., Ltd.	Interest income		14,953	11,860
〃	Fees and commission income		8,979	8,380
〃	Dividend income		600,018	400,054
Shinhan Investment Corp.	Interest income		173	98
〃	Fees and commission income		4,643	4,374
〃	Dividend income		145,000	20,000
〃	Reversal of credit losses		-	7
Shinhan Life Insurance Co., Ltd.	Interest income		1,772	-
〃	Fees and commission income		2,481	2,404
〃	Dividend income		58,000	-
Shinhan Capital Co.,Ltd.	Interest income		12,276	13,655
〃	Fees and commission income		1,010	913
〃	Dividend income		50,342	21,124
Jeju Bank	Fees and commission income		577	477
〃	Dividend income		1,524	1,524
Shinhan Credit Information Co., Ltd.	Fees and commission income		21	21
〃	Reversal of credit losses		1	-
Shinhan Alternative Investment Management Inc.	Interest income		113	99
〃	Fees and commission income		11	13
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		111	106
〃	Dividend income		10,790	7,410
Shinhan DS	Fees and commission income		25	20
〃	Reversal of credit losses		2	-
Shinhan AITAS Co., Ltd.	Fees and commission income		75	65
〃	Dividend income		2,000	-
Shinhan Savings Bank	Interest income		1,937	1,399
〃	Fees and commission income		180	160
Shinhan REITs Management Co., Ltd,	Fees and commission income		42	9
		~~W~~	1,488,932	1,004,178

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

35. Related party transactions (continued)

(a) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows, continued :

Related party	Account		2018	2017
Expense:
Shinhan Bank	General and administrative expenses	~~W~~	1,392	2,228
〃	Provision for credit losses		154	11
Shinhan Card Co., Ltd.	General and administrative expenses		37	37
〃	Provision for credit losses		412	27
Shinhan Investment Corp.	Interest expenses		256	362
〃	General and administrative expenses		5	69
〃	Provision for credit losses		16	-
Shinhan Life Insurance Co., Ltd.	General and administrative expenses		16	18
〃	Provision for credit losses		286	1
Shinhan Capital Co.,Ltd.	Provision for credit losses		258	47
Jeju Bank	Provision for credit losses		1	-
Shinhan DS	General and administrative expenses		2,774	1,129
〃	Provision for credit losses		-	3
Shinhan Savings Bank	Provision for credit losses		270	69
Shinhan Alternative Investment Management Inc.	Provision for credit losses		20	-
Shinhan REITs Management Co., Ltd,	Provision for credit losses		4	-
Shinhan Credit Information Co.,Ltd.	Provision for credit losses		-	2
		~~W~~	5,901	4,003

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

35. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2018 and 2017 are as follows:

Creditor	Debtor	Account		2018	2017
Assets:
Shinhan Financial Group Co.,Ltd.	Shinhan Bank	Due from banks	~~W~~	24	3
〃	〃	Other assets		309,155	222,828
〃	Shinhan Card Co.,Ltd.	Loans		699,495	599,888
〃	〃	Other assets		99,863	134,598
〃	Shinhan Investment Cop.	Other assets		19,384	7,873
	Shinhan Life Insurance Co.,Ltd.	Loans		391,053	-
〃	〃	Other assets		9,045	10,846
〃	Shinhan Capital Co.,Ltd.	Loans		449,544	529,782
〃	〃	Other assets		26,783	20,911
〃	Shinhan BNP Paribas Asset Management Co.,Ltd	Other assets		1,321	1,139
〃	Jeju Bank	Other assets		1,897	1,860
〃	Shinhan Credit Information Co.,Ltd.	Other assets		431	479
〃	Shinhan Alternative Investment Management Inc.	Loans		4,973	4,993
〃	Shinhan Data System	Other assets		776	1,467
〃	Shinhan AITAS Co.,Ltd.	Other assets		482	388
〃	Shinhan Savings Bank	Loans		99,601	99,864
〃	〃	Other assets		3,908	1,593
〃	Shinhan REITs Management Co., Ltd	Other assets		702	-
			~~W~~	2,118,437	1,638,476
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd	Other liabilities	~~W~~	-	934
Shinhan Card Co., Ltd.	〃	Other liabilities		329	344
Shinhan Investment Corp.	〃	Other liabilities		-	16,577
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities		23,796	2
Shinhan Capital Co., Ltd.	〃	Other liabilities		-	768
Shinhan Credit Information Co.,Ltd.	〃	Other liabilities		66	13
Shinhan Alternative Investment Management Inc.	〃	Other liabilities		107	101
Shinhan DS	〃	Other liabilities		1,143	101
			~~W~~	25,441	18,840

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

35. Related party transactions (continued)

(c) Fund transaction

Major fund transactions with related parties for the December 31, 2018 and 2017 are as follows:

		2018
		Beginning balance	Lending	Collection	Other(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	600,000	100,000	-	-	700,000
Shinhan Life Insurance Co., Ltd.		-	392,630	-	(1,295)	391,335
Shinhan Capital Co., Ltd.		530,000	50,000	130,000	-	450,000
Shinhan Alternative Investment Management Inc.		5,000	5,000	5,000	-	5,000
Shinhan Savings Bank		100,000	-	-	-	100,000
	~~W~~	1,235,000	547,630	135,000	(1,295)	1,646,335

(*) Foreign exchange difference due to foreign currency financial asset valuation.

		2017
		Beginning balance	Lending	Collection	Ending balance
Shinhan Card Co., Ltd.	~~W~~	450,000	300,000	150,000	600,000
Shinhan Capital Co., Ltd.		430,000	200,000	100,000	530,000
Shinhan Alternative Investment Management Inc.		5,000	5,000	5,000	5,000
Shinhan Savings Bank		50,000	50,000	-	100,000
	~~W~~	935,000	555,000	255,000	1,235,000

(d) Compensation of key management personnel for years ended as of December 31, 2018 and 2017 were as follows:

		2018	2017
Salaries	~~W~~	3,756	3,513
Severance benefits		54	56
Share-based payment expenses(*)		1,035	1,282
	~~W~~	4,845	4,851

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

36. Events after reporting period

(a) Subsidiary investment

(i) Orange Life Insurance Co., Ltd.

The Company entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd. during the year. On January 16, 2019, the Financial Services Commission approved to incorporate the subsidiary, and the acquisition process was completed on February 1, 2019.

(ii) Asis Trust Co., Ltd

The Company has entered into a contract to acquire a stake in Asia Trust Co., Ltd. during the current period. Based on the approval of the supervisory authority, the Company will acquire 60% of its total shares for 193.4 billion won. Additionally the company has entered into a commitment between shareholders for 35% of its total shares (refer to Note 33).

(b) Rights offering

The Board of Directors' meeting on February 12, 2019, after the reporting period, approved the issue of KRW 750 billion in convertible preferred stock. Investors may request a conversion from one year after the date of issue to the day before the four-year date, and convertible preferred stock that has not been converted by four years will automatically be converted to ordinary stock.

37. Transition effects due to changes in accounting policies

K-IFRS No. 1109 ‘Financial Instruments’ replaces K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement, regarding the recognition of financial instruments, classification and measurement, impairment of financial instruments and hedge accounting.

(a) Effects on retained earnings at adoption date are as follows:

		Retained Earnings
Retained earnings at December 31, 2017	~~W~~	7,634,011
K-IFRS No. 1109 adoption:
Increase of credit loss allowance on financial asset at amortized cost		(32)
Tax effects		9
Retained earnings at January 1, 2018	~~W~~	7,633,988

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

37. Transition effects due to changes in accounting policies (continued)

(b) Effects on financial assets or liabilities at adoption date are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Carrying value under K-IFRS No. 1039	Carrying value under K-IFRS No. 1109	Diff.
Due from Banks:
Loan and receivables	Financial assets at amortized cost	~~W~~	3	3	-
Loans:
Loan and receivables	Financial assets at amortized cost		1,235,000	1,235,000	-
Other assets:
Loan and receivables	Financial assets at amortized cost		405,520	405,520	-
Trading asset:
FVPTL	Financial assets at fair value through profit or loss		255,086	255,086	-
		~~W~~	1,895,609	1,895,609	-

(c) Effects on allowances for credit loss at adoption date are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Loss allowance based on K-IFRS No. 1039	Loss allowance based on K-IFRS No. 1109
Loans and receivables:
Due from banks	Financial assets at amortized cost	~~W~~	-	-
Loans	Financial assets at amortized cost		473	495
Other assets	Financial assets at amortized cost		89	99
		~~W~~	562	594

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

37. Transition effects due to changes in accounting policies (continued)

(d) Classification and measurement of financial assets at the adoption date are as follows:

Classification based on K-IFRS No. 1039		Carrying value under K-IFRS No. 1039	Reclassification	Remeasurement	Carrying value under K-IFRS No. 1109	Effects on retained earnings
Due from Banks:
Carrying value K-IFRS 1039	~~W~~	3	-	-	-	-
Classified to due from banks at amortized cost		-	(3)	-	-	-
Carrying value K-IFRS 1109		-	-	-	-	-
Due from banks at amortized cost:
Carrying value K-IFRS 1039		-	-	-	-	-
Classified from due from banks		-	3	-	-	-
Carrying value K-IFRS 1109		-	-	-	3	-
Loans:
Carrying value K-IFRS 1039		1,234,527	-	-	-	-
Classified to loans at amortized cost		-	(1,234,527)	-	-	-
Carrying value K-IFRS 1109		-	-	-	-	-
Loans at amortized cost:
Carrying value K-IFRS 1039		-	-	-	-	-
Classified from loans		-	1,234,527	-	-	-
Measurement of credit loss		-	-	(22)	-	(22)
Carrying value K-IFRS 1109		-	-	-	1,234,505	-
Other assets:
Carrying value K-IFRS 1039		405,431	-	-	-	-
Measurement of credit loss		-	-	(10)	-	(10)
Carrying value K-IFRS 1109		-	-	-	405,421	-
Trading assets:
Carrying value K-IFRS 1039		255,086	-	-	-	-
Classified to financial assets at fair value through profit or loss		-	(255,086)	-	-	-
Carrying value K-IFRS 1109		-	-	-	-	-
Financial assets at fair value through profit or loss:
Carrying value K-IFRS 1039		-	-	-	-	-
Classified from trading assets		-	255,086	-	-	-
Carrying value K-IFRS 1109		-	-	-	255,086	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of won)

37. Transition effects due to changes in accounting policies (continued)

(e) For the adoption of K-IFRS No. 1109, expected credit losses are measured on the related financial assets. The effects on allowances for credit loss at the adoption date of K-IFRS No. 1109 are as follows:

		Loss allowance based on K-IFRS No. 1039	Remeasurement	Loss allowance based on K-IFRS No. 1109	Effect on retained earnings(*1)
Allowances:
Expected credit loss on loans	~~W~~	473	22	495	(22)
Expected credit loss on other assets		89	10	99	(10)
	~~W~~	562	32	594	(32)

(*1) Effect on retained earnings are offset by ~~W~~9 millions of tax effect.

Independent Auditors’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Financial Group Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2018. The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the IACS is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the IACS as of December 31, 2018 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2018. We did not review the Company’s IACS subsequent to December 31, 2018. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

March 11, 2019

Notice to Readers This report is annexed in relation to the audit of the financial statements as of December 31, 2018.